
SULTAN

SULTAN MINERALS INC.
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400
Email: Investor@langmining.com

SUL-TSX VENTURE


06015747

August 2, 2006

SUPPL

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549


SEC MAIL
RECEIVED
PROCESSING
AUG 04 2006
WASH, D.C.
190
SECTION

Dear Sirs/Mesdames:

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

PROCESSED
AUG 08 2006
THOMSON
FINANCIAL

Rodrigo A. Romo
Paralegal
for **SULTAN MINERALS INC.**

Enclosures

United States Sec Filing
August 2, 2006

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. Sultan Minerals News Release – Dated June 2, 2006
2. Sultan Minerals News Release – Dated June 5, 2006
3. Sultan Minerals News Release – Dated June 15, 2006
4. Sultan Minerals News Release – Dated June 19, 2006
5. Sultan Minerals News Release – Dated June 26, 2006


SEC MAIL
PROCESSING
RECEIVED
AUG 0 4 2006
WASH. D.C.
190
SECTION

Correspondence with Securities Commission(s)

6. Form 51-102F3 Material Change Report - Dated June 6, 2006

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

June 2, 2006

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741

SULTAN MINERALS COMPLETES 2,000,000 UNIT PRIVATE PLACEMENT

Sultan Minerals Inc. (SUL-TSX Venture) ("Sultan") is pleased to announce that, it has completed a non-brokered private placement of 2,000,000 units (the "Units") at a price of $0.20 per Unit, for gross proceeds of up to $400,000. Each Unit is comprised of one common share in the capital of Sultan and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share of Sultan for a period of 12 months, expiring May 30, 2007, at an exercise price of $0.30 per share.

Insiders of Sultan purchased an aggregate 22.3% of the private placement. Istana Investments Ltd. ("Istana"), a private company controlled by Arthur G. Troup, acquired 120,000 Units, on the same terms as the other subscribers to the private placement. Immediately prior to the closing of the private placement, Arthur G. Troup beneficially owned or had control or direction over 871,636 common shares and securities convertible into 1,343,000 common shares of Sultan equal in aggregate to approximately 3.9% of the issued and outstanding common shares of Sultan. The acquisition of 120,000 Units by Istana constitutes an increase to the beneficial holdings of Mr. Troup of 0.3% of the post closing issued and outstanding common shares of Sultan. Of these securities, Istana holds 467,036 common shares and securities convertible into 110,000 common shares of Sultan equal in aggregate to approximately 1.0% of the post closing issued and outstanding common shares of Sultan. Additionally, Frank A. Lang and Sargent H. Berner, both directors of Sultan, purchased 250,000 Units and 75,000 Units, respectively, on the same terms as the other subscribers to the private placement. Post closing, Mr. Lang holds or had control or direction over 5,967,383 common shares and securities convertible into 1,193,000 common shares of Sultan equal in aggregate to approximately 12.1% of the post closing issued and outstanding common shares of Sultan. Mr. Lang's acquisition of 250,000 Units constitutes an increase to his beneficial holdings of approximately 0.4% of the post closing issued and outstanding common shares of Sultan. Post closing, Mr. Berner holds or had control or direction over 545,985 common shares and securities convertible into 777,167 common shares of Sultan equal in aggregate to approximately 2.2% of the post closing issued and outstanding common shares of Sultan.

There are no finders' fees or commissions paid or payable in relation to the private placement. All shares, warrants and any shares issued upon exercise of the warrants with respect to the above private placements are subject to a hold period and may not be traded for four months plus one day expiring October 1, 2006. Proceeds from the non-brokered private placement will be used to fund Sultan's work programs in British Columbia and for general working capital.

For more information about Sultan and its mineral property interests, please see our website at www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@sultanminerals.com

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

June 5, 2006

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741

SULTAN MINERALS CONFIRMS TUNGSTEN GRADES AT JERSEY-EMERALD

Sultan Minerals Inc. (SUL-TSX-V) is pleased to announce results from the latest round of successful diamond drilling on its Jersey-Emerald property in BC, Canada. Drilling focused on the recently rediscovered East Emerald Tungsten Zone. This tungsten-bearing horizon has been shown by historical drilling and surface sampling to be more than 3,500 feet (1,100 metres) long and to extend up to 1,000 feet (300 metres) down dip. Drill logs show that the zone ranges from 4.0 feet (1.2 metres) to more than 60.0 feet (20.0 metres) in thickness with tungsten assays varying from less than 0.10% WO_3 to greater than 0.28% WO_3 (see News Releases of March 6 and May 10, 2006). The zone remains open to the south.

In order to validate the previously reported tungsten assays, Sultan completed a four-hole diamond drill program that investigated a 500-foot long section of the East Emerald Tungsten Zone. All four holes intersected the tungsten-bearing horizon and returned tungsten assays comparable in grade and width to those reported for the same area in the historic diamond drilling records (see News Release of March 6, 2006). The Company believes these favourable results confirm the existence, width and grade of the East Emerald Tungsten Zone reported in the 1942 War Time Metals records.

The drill results show a tungsten-bearing zone that varies from 25 to 50 feet in thickness and dips to the East at approximately 40 degrees. The best tungsten intersections from the recent drill program were 0.35% WO_3 over 5.0 feet in drill hole E-06-02, 0.24% WO_3 over 5.0 feet in drill hole E-06-02, and 0.29% WO_3 over 5.0 feet in drill hole E-06-03. Elevated molybdenum values occur with the tungsten mineralization in all four holes. The results show an average grade of 0.03% MoS_2 for the four intersections with the best 5.0 foot intersection averaging 0.40% MoS_2. The presence of molybdenum throughout the tungsten deposit suggests that important molybdenum mineralization may exist in the underlying granite that lies beneath the tungsten horizon, approximately 1,000 feet down dip to the east.

Assays for the four drill holes are tabled below.

Drill Hole #	Grid North	Grid East	Azmuth/ Dip	Length	From	To	Width	WO_3%	MoS_2%
				(Feet)					
E-06-01	8435	7365	075°/-60°	403	53.00	77.00	**24.00**	**0.11**	0.03
Including					61.00	69.00	**8.00**	**0.14**	0.02
E-06-02	8190	7305	050°/-65°	533	63.00	110.00	**47.00**	**0.15**	0.05
Including					63.00	73.00	**10.00**	**0.19**	0.01
Including					73.00	78.00	**5.00**	**0.10**	0.40
Including					78.00	93.00	**15.00**	**0.16**	0.01
Including					98.00	103.00	**5.00**	**0.24**	0.01
and					335.00	340.00	**5.00**	**0.35**	

Table continued ...

Drill Hole #	Grid North	Grid East	Azmuth/ Dip	Length	From	To	Width	WO_3%	MoS_2%
				(Feet)					
E-06-03	8190	7305	230°/-65°	293	37.50	92.00	**54.50**	**0.15**	0.02
Including					48.00	53.00	**5.00**	**0.21**	0.04
Including					73.00	78.00	**5.00**	**0.29**	0.01
and					156.50	168.00	**11.50**	**0.10**	0.02
Including					163.00	168.00	**5.00**	**0.14**	0.02
E-06-04	8645	7460	285°/-80°	183	38.00	63.00	**25.00**	**0.07**	0.03
Including					43.00	53.00	**10.00**	**0.08**	0.07
Including					58.00	63.00	**5.00**	**0.11**	

The East Emerald Tungsten Zone occurs approximately 200 to 500 feet stratigraphically above the Invincible Tungsten Deposit, which historic mine records show averaged 0.65% WO_3. The above intersections are all near surface, suggesting that a significant percentage of the mineralization may be amenable to open pit mining. The mineralization lies directly above the Invincible decline, which is a large haulage tunnel designed to handle 40 ton trucks. This raises the possibility that the mineralization may be readily accessible to low-cost underground mining as well as surface mining operations.

The potential of the deposit is enhanced by the excellent infrastructure in the area, an existing network of underground tunnels and workings that provide ready access to the tungsten mineralization, and by the price of tungsten, which has increased from US$50 per metric tonne unit (MTU) in 2002 to the current price of US$255.00 per MTU (approximately $25.50 per kilogram of WO_3). The deposits occur near the top of a hill and in the past have been mined by relatively inexpensive bulk mining methods, with the ore removed through tunnels that extend in from the hillside.

A three-dimensional computer model of the historical mine workings has been constructed from the hundreds of mine plans and sections, and from the logs of over 5,000 diamond drill holes completed during the mining operations. Assay results from the recent diamond drill holes and from an additional 80 diamond drill holes that were drilled by Placer Dome and Wartime Metals in the Invincible Mine area are presently being entered into the mine model. Permits are now in place for additional surface and underground drilling that will be directed by results of a resource study that is currently underway on the historic and recent drill results.

The 9,500 hectare Jersey-Emerald property is located in southeastern British Columbia close to the mining community of Salmo. The Emerald Mine was Canada's second largest tungsten mine and the adjoining Jersey Mine was the largest zinc producer in the Kootenay Arc area of British Columbia. The Emerald mine was put into production in 1943 by a Crown Corporation, Wartime Metals Corp., in order to provide tungsten for World War Two. In 1947, the mine was sold to Canadian Exploration Ltd. (a subsidiary of Placer Dome) and was Placer Dome's first underground mining operation. Placer Dome mined the property alternately for tungsten and lead-zinc until 1973 when it closed due to low metal prices. When the mine closed, Placer's records reported six unmined tungsten targets in the vicinity of the historic mine workings. The targets occur as broad linear bands that extend for more than 5,000 feet (1,500 metres) to the north and to the south of the former tungsten workings. Most of these zones are accessible from the existing mine workings and are therefore important drill targets for future exploration.

Mr. Ed Lawrence, P.Eng., former Manager of the Jersey and Emerald Mines, is managing the exploration drill program. Perry Grunenberg, P.Geo., of P&L Geological Services of Lac Le Jeune, BC, is Sultan's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects". Standard sampling procedures were used whereby the core was split with half of the core sent by trucking company directly to Acme Labs Ltd in Vancouver for assay. The remaining half of the core is stored in the Company's core storage facility in Salmo, BC. All sample preparation was done at the laboratory by Acme staff. Checks are being run on 20% of the samples at Becqueral Laboratories in Mississauga, Ontario and Assayers Canada in Vancouver, B.C.

For further information on the Company's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President

For further information please contact:
Investor Relations at the Lang Mining Group
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: info@sultanminerals.com

SULTAN MINERALS - EAST EMERALD LOWER TUNGSTEN ZONE


HISTORICAL DRILL HOLE ASSAY RESULTS
E 06-04
V19
E 06-01
S 12
S 9,10,11
S 8
S 5,6,7
E 06-03
E 06-02
S 4
S 1,2,3
0.18% WO3 / 230.0ft
0.23% WO3 / 60.0ft
0.14% WO3 / 21.0ft
0.17% WO3 / 3.0ft
0.28% WO3 / 23.0ft
0.24% WO3 / 20.0ft
0.10% WO3 / 31.0ft
0.24% WO3 / 37.0ft
0.08% WO3 / 35.0ft
0.28% WO3 / 21.5ft
0.21% WO3 / 25.0ft
0.10% WO3 / 18.0ft
0.06% WO3 / 21.0ft
0
50
Metres
8000N


East Emerald
Lower Tungsten Zone
Granite Contact
9000N
7000E
8000E
8000N
Wartime Metals surface trenching
Area tested by April 2006 Drilling
11000N
0
125
250
Metres


Formerly Canada's
Second Largest
Tungsten Mine
INVINCIBLE MINE
DODGER 4400 MINE
FEENEY MINE
EAST DODGER MINE
EMERALD MINE
JERSEY MINE
LEGEND
EXCELLENT EXISTING INFRASTRUCTURE



SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

June 15, 2006

TSX Venture Exchange: **SUL**
Frankfurt Stock Exchange: **RZN**
(www.finanztreff.de)
SEC: **12g3-2(b): 82-4741**

SULTAN MINERALS OBTAINS FRANKFURT STOCK EXCHANGE LISTING

Sultan Minerals Inc. (**SUL** - TSX-V) (**RNZ** – Freiverkehr) ("Sultan") is pleased to report that it has received confirmation from the Frankfurt Stock Exchange that as at June 14, 2006, Sultan's shares were listed on the Freiverkehr, under the symbol **RNZ** (ISIN CA86556L1004). The market maker is RG Securities AG, Frankfurt.

For more information about Sultan and its mineral property interests, please see our website at www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@sultanminerals.com

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

June 19, 2006

TSX Venture Exchange: **SUL**
Frankfurt Stock Exchange: **RZN**
(www.finanztreff.de)
SEC: **12g3-2(b): 82-4741**

SULTAN MINERALS RETAINS IR & MARKET CONSULTING PROVIDER

Sultan Minerals Inc. (**SUL** - TSX-V) (**RNZ** – Freiverkehr) ("Sultan") is pleased to announce that, subject to regulatory approval, it has retained the services of Mr. Horng Kher (Marc) Lee as its Investor Relations and Market Consulting provider. Mr. Lee studied at the University of British Columbia from 1980 to 1985 and since then has had extensive experience with investor relations and corporate communications in the technology, financial and banking sectors.

In 1992, Mr. Lee became a trader with Toronto Dominion Greenline Investor Services, Inc. In 1993 he moved to the Bank of Montreal Investorline where he was the principal trader for Asian clients. From 1996 to 1998 he set up and managed the first TD GreenLine office in Hong Kong and in 1998 he became Director of Operations for E*TRADE branded service in Asia. In 2000 he became VP of Financial Services for Asia Commerce and in 2001 was appointed Executive Director, Head of Investor Services for the Bank of China International Online Trading.

"Mr. Lee's role with Sultan Minerals Inc. will be to develop and implement an investor relations communications strategy aimed at raising the awareness of Sultan within the investment community", said Arthur Troup, President and CEO.

Sultan's internal investor relations and corporate communications budget for fiscal 2006, which includes Mr. Lee's services, is anticipated to be approximately $150,000.

For more information about Sultan and its mineral property interests, please see our website at www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@sultanminerals.com

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

June 23, 2006

TSX Venture Exchange: **SUL**
Frankfurt Stock Exchange: **RZN**
(www.finanztreff.de)
SEC: **12g3-2(b): 82-4741**

SULTAN MINERALS GRANTS STOCK OPTIONS

Sultan Minerals Inc. (SUL - TSX-V) (RNZ – Freiverkehr) ("Sultan"), subject to regulatory approval of its shareholder approved stock option plan, has granted a total of 2,650,000 incentive stock options to directors, officers, employees and consultants, exercisable over a five-year period expiring June 22, 2011, at a price of $0.17 per share, being the closing price of Sultan's shares on the TSX Venture Exchange on June 21, 2006. The options were issued in accordance with Sultan's stock option plan, approved by shareholders on June 19, 2003, as amended June 22, 2006, and are subject to vesting provisions over an 18-month period ending December 2007. Additionally, the options have a four-month hold period expiring October 23, 2006.

For more information about Sultan and its mineral property interests, please see our website at www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Marc H. K. Lee, Corporate Communications
Tel: (604) 687-4622 ext: 236 Fax: (604) 687-4212
Email: info@sultanminerals.com

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Sultan Minerals Inc.
1400 - 570 Granville Street
Vancouver, BC V6C 3P1

Item 2. **Date of Material Change**

May 30, 2006.

Item 3. **News Release**

The press release was issued on June 2, 2006.

Item 4. **Summary of Material Change**

See attached press release.

Item 5. **Full Description of Material Change**

See attached press release.

Item 6. **Reliance on Section 7.1(2) or (3) of NI 51-102**

N/A

Item 7. **Omitted Information**

N/A

Item 8. **Executive Officers**

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Shannon M. Ross
Secretary & CFO
1400 – 570 Granville Street
Vancouver, BC V6C 3P1

Telephone: (604) 687-4622

Item 9. **Date of Report**

June 6, 2006.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

June 2, 2006

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741

SULTAN MINERALS COMPLETES 2,000,000 UNIT PRIVATE PLACEMENT

Sultan Minerals Inc. (SUL-TSX Venture) ("Sultan") is pleased to announce that, it has completed a non-brokered private placement of 2,000,000 units (the "Units") at a price of $0.20 per Unit, for gross proceeds of up to $400,000. Each Unit is comprised of one common share in the capital of Sultan and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share of Sultan for a period of 12 months, expiring May 30, 2007, at an exercise price of $0.30 per share.

Insiders of Sultan purchased an aggregate 22.3% of the private placement. Istana Investments Ltd. ("Istana"), a private company controlled by Arthur G. Troup, acquired 120,000 Units, on the same terms as the other subscribers to the private placement. Immediately prior to the closing of the private placement, Arthur G. Troup beneficially owned or had control or direction over 871,636 common shares and securities convertible into 1,343,000 common shares of Sultan equal in aggregate to approximately 3.9% of the issued and outstanding common shares of Sultan. The acquisition of 120,000 Units by Istana constitutes an increase to the beneficial holdings of Mr. Troup of 0.3% of the post closing issued and outstanding common shares of Sultan. Of these securities, Istana holds 467,036 common shares and securities convertible into 110,000 common shares of Sultan equal in aggregate to approximately 1.0% of the post closing issued and outstanding common shares of Sultan. Additionally, Frank A. Lang and Sargent H. Berner, both directors of Sultan, purchased 250,000 Units and 75,000 Units, respectively, on the same terms as the other subscribers to the private placement. Post closing, Mr. Lang holds or had control or direction over 5,967,383 common shares and securities convertible into 1,193,000 common shares of Sultan equal in aggregate to approximately 12.1% of the post closing issued and outstanding common shares of Sultan. Mr. Lang's acquisition of 250,000 Units constitutes an increase to his beneficial holdings of approximately 0.4% of the post closing issued and outstanding common shares of Sultan. Post closing, Mr. Berner holds or had control or direction over 545,985 common shares and securities convertible into 777,167 common shares of Sultan equal in aggregate to approximately 2.2% of the post closing issued and outstanding common shares of Sultan.

There are no finders' fees or commissions paid or payable in relation to the private placement. All shares, warrants and any shares issued upon exercise of the warrants with respect to the above private placements are subject to a hold period and may not be traded for four months plus one day expiring October 1, 2006. Proceeds from the non-brokered private placement will be used to fund Sultan's work programs in British Columbia and for general working capital.

For more information about Sultan and its mineral property interests, please see our website at www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@sultanminerals.com